

Richard B. Raymer
Direct Dial: 416.595.2681
rraymer@hodgsonruss.com

June 27, 2007

Via Federal Express



07024841

Securities and Exchange Commission
Division of Corporate Finance - International Corporate Finance
100 F Street, NE
Washington, DC 20549

SUPPL

Re: Medical Facilities Corporation - File Number 82-34942

Dear Sir or Madam,

In connection with the Commission's granting to Medical Facilities Corporation ("MFC") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by MFC in Canada for the period between May 23, 2007 through June 26, 2007. If you have any questions please do not hesitate to contact me.

Sincerely,

Richard B. Raymer

RBR/vcs
Enclosures

cc: Sergey Savchenko

150 King Street West • P.O. Box 30 • Suite 2309 • Toronto, Ontario M5H 1J9 • telephone 416.595.5100 • facsimile 416.595.5021

Albany • Boca Raton • Buffalo • New York City • Palm Beach Gardens • Toronto • www.hodgsonruss.com

Medical Facilities Corporation
File Number 82-34942

| June 20, 2007 | News Release - English |

042608/00001 TORDOCS 42138v1

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Medical Facilities Corporation announces June distribution

RECEIVED

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR
DISSEMINATION IN THE UNITED STATES/

2001 JUL -1 P 12: 02

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

TORONTO, June 20 /CNW/ - Medical Facilities Corporation (TSX:DR.UN)
("Medical Facilities" or the "Company") announced today that a cash payment of
Cdn$0.0917 per Income Participating Security will be payable on July 16, 2007
to holders of record of Income Participating Securities at the close of
business on June 29, 2007.
        Each of the Company's Income Participating Securities is comprised of one
common share and Cdn$5.90 aggregate principal amount of 12.5% subordinated
notes. The total payment of Cdn$0.0917 reflects a cash dividend of Cdn$0.0302
per common share and an interest payment of Cdn$0.0615 per Cdn$5.90 aggregate
principal amount of 12.5% subordinated notes each for the month of June. The
ex-dividend date for this distribution will be June 27, 2007. Medical
Facilities designates this dividend to be an "eligible dividend" pursuant to
subsection 89(14) of the Income Tax Act (Canada) and its equivalent in any
provinces of Canada.

        About Medical Facilities Corporation

        MFC owns controlling interests in four surgical hospitals, three located
in South Dakota and one in Oklahoma. The four hospitals perform scheduled
surgical, imaging and diagnostic procedures and derive their revenue from the
fees charged for the use of their facilities. The Company is structured so
that a majority of its free cash flows from operations are distributed to
holders of its IPS with a portion of such distributions being interest
payments on the subordinated debt component. For more information, please
visit www.medicalfacilitiescorp.ca

        Caution concerning forward-looking statements

        This news release may be interpreted to contain forward-looking
statements. Such statements involve known and unknown risks, uncertainties and
other factors outside of management's control that could cause actual results
to differ materially from those described in the forward-looking statements.
The Corporation does not assume responsibility for the accuracy and
completeness of those forward-looking statements and does not undertake the
obligation to publicly revise these forward-looking statements to reflect
subsequent events or circumstances.

        %SEDAR: 00020386E

        /For further information: Michael Salter, Chief Financial Officer,
Medical Facilities Corp., (416) 848-7980 or 1-877-402-7162; Bruce Wigle,
Investor Relations, The Equicom Group Inc., (416) 815-0700 ext. 228 or 1-
800-385-5451 ext.228, Email: bwigle(at)equicomgroup.com/
        (DR.UN.)

CO: Medical Facilities Corporation

CNW 13:51e 20-JUN-07

END